LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.LuseLaw.com

nquint@luselaw.com

(202) 274-2007

July 18, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4720

Attn.: David Lin, Esq.

Re:	Waterstone Financial, Inc. (Registration No. 333-189160)
Registration Statement on Form S-1

Dear Mr. Lin:

On behalf of Waterstone Financial, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended S-1”). Set forth below are the comments from the Staff’s comment letter dated July 3, 2013, as well as the Company’s responses to those comments. The Amended S-1 has been blacklined to reflect changes from the original filing.

General

1.	Prior to the effectiveness of the registration statement, please provide the staff with a letter from FINRA indicating whether FINRA objects to the selling agent arrangements in this offering.

The comment is noted.

2.	To the extent any of the comments relating to the offering prospectus are applicable to the exchange offer proxy statement/prospectus, please revise that document accordingly.

The proxy statement/prospectus has been revised in accordance with the staff’s comments on the prospectus, as requested.

Securities and Exchange Commission

July 18, 2013

3.	Please include in your next amendment all graphics, maps and related captions as they will appear in the prospectus.

The Amended S-1 includes all such information, as requested.

Prospectus Cover Page

4.	Please revise or re-format, as necessary, to limit the cover page to one page. Refer to 501(b) of Regulation S-K.

The cover page has been re-formatted, as requested.

Risk Factors

Risks associated with system failures, interruptions, or breaches of security..., page 23

5.	You indicate that you outsource the majority of your data processing to “certain third-party providers”. Please advise the staff if you have had any significant losses of customer data, either by the company or by any of its third party handlers. If there has been a breach or other loss of data, please provide the staff with your analysis as to how you determined the risk was not material enough to warrant disclosure. Please refer to Disclosure Topic No. 2.

The Company is not aware of any loss of its customer data, either by the Company or by any of its third-party providers.

How We Intend to Use the Proceeds from the Offering, page 31

6.	If specifics are known about the new products and services to be offered, please expand the disclosures on these in the uses of proceeds.

No further specifics are known at this time about the new products and services to be offered.

Business of New Waterstone and Waterstone-Federal

Market Area, page 76

7.	Please discuss in greater detail the economic health of your market area, and include disclosure regarding population size, average income, change in home sales and prices, foreclosures or other similar indicators you feel are important to understanding your market. We note your first risk factor on page 22, which states that your real estate market and local economy have deteriorated, as well as the related information in the appraisal report.

The Market Area discussion beginning on page 75 has been revised, as requested.

Securities and Exchange Commission

July 18, 2013

Asset Quality, page 84

8.	Please revise to provide a rollforward of nonaccrual loans for each of the periods presented.

Page 86 has been revised, as requested.

Troubled Debt Restructurings, page 87

9.	Please revise to address the following as it relates to troubled debt restructurings:

•	Discuss whether your troubled debt restructuring (TDR) programs are government or company sponsored and to specifically discuss whether they are short-term or long-term modifications.

Page 88 has been revised, as requested.

•	Revise to include a rollforward of activity for troubled debt restructurings for each period presented (i.e. for both accruing and nonaccuring); and

Page 88 has been revised, as requested. As discussed with the staff of the Securities and Exchange Commission (the “SEC”), the Company has provided the requested information for the same periods as the Company already provided information with respect to the accrual status of troubled debt restructurings, as such information is not required by SEC Guide 3.

•	Disclose the amount of all troubled debt restructurings charged-off for the periods presented.

The requested information is included in the table that has been added to page 88, as requested. As discussed with the staff of the SEC, the Company has provided the requested information for the same periods as the Company already provided information with respect to the accrual status of troubled debt restructurings, as such information is not required by SEC Guide 3.

Securities and Exchange Commission

July 18, 2013

Management

Board Independence, page 119

10.	We note the third sentence of the paragraph under “Board Independence” which reads, “…we found no transactions…that are not required to be reported….” Please confirm that the “not” is a typographical error, and if so, please revise this sentence as appropriate.

Please be advised that “not” is the correct disclosure. Please see Item 407(a)(3) of Regulation S-K, which requires disclosure of additional transactions “not disclosed” pursuant to Item 404(a) of Regulation S-K.

Transactions with Certain Related Persons, page 119

11.	We note that your related party transactions disclosure covers transactions occurring since January 1, 2012, the beginning of your last fiscal year. Please see Item 404 of Regulation S-K and particularly Instruction 1 to Item 404, which, in your case, because the disclosure is appearing in a registration statement on Form S-1, would require disclosure of subject transactions for the periods specified in Item 404 and, in addition, for the two fiscal years preceding the company’s last fiscal year. Please revise your disclosure as appropriate.

Page 122 has been revised, as requested.

Executive Compensation, page 121

12.	You disclose that in 2010, the compensation committee established “a bonus formula for the President of Waterstone Mortgage Corporation based on the level of pretax income generated by the subsidiary as adjusted for specified intercompany transactions.” Please revise to describe the bonus formula in greater detail. Your revised disclosure should disclose, without limitation, any specific objectives used to determine compensation under this formula and how the formula was revised in 2012. To the extent you believe that disclosure of this information is not required because it would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 118.04.

Pages 124 and 127 have been revised, as requested.

Securities and Exchange Commission

July 18, 2013

13.	Under an appropriately captioned heading, please disclose the material terms of each named executive officer’s employment agreement or arrangement, whether written or unwritten. Refer to Item 402(e)(1) of Regulation S-K.

Page 128 has been revised, as requested.

The Conversion and Offering, page 131

14.	The Division of Trading and Markets continues to review your disclosure and may have further comments.

The comment is noted.

Stock Pricing and Number of Shares to be Issued, page 135

15.	Revise the last paragraph on page 135 to disclose the fees paid to RP Financial, LC. during the past three fiscal years, or disclose if no fees were paid.

Page 138 has been revised as requested.

16.	Please revise to disclose the selection criteria applied by RP Financial in selecting the peer group companies. We note that there appears to be a significant variation in asset size. The investor should be able to understand how RP Financial concluded that these companies could be considered Waterstone’s “peers” and therefore were used in determining the company’s appraised value.

Page 139 has been revised, as requested.

Exhibits

17.	We note that you have identified certain exhibits that you intend to file at a later date. Please file these exhibits as soon as possible to facilitate our review of the registration statement. They are subject to the staff’s review and we will need time to conduct that review.

With the exception of the state tax opinion and the related consent, which will be filed by further amendment, all remaining exhibits have been filed, as requested.

Securities and Exchange Commission

July 18, 2013

18.	Please file the following as exhibits with your next amendment:

•	Order to Cease and Desist issued to Waterstone-Federal by the Office of Thrift Supervision;

•	Stipulation and Consent to Issuance of Order to Cease and Desist between Waterstone-Federal and the Office of Thrift Supervision; and

•	Memorandum of understanding between WaterStone Bank and the Wisconsin Department of Financial Institutions and the Federal Deposit Insurance Corporation.

We respectively request that the Company not be required to file the Order to Cease and Desist and the Stipulation and Consent to Issuance of Order to Cease and Desist. We do not believe that either order must be filed pursuant to Item 601 of Regulation S-K since both orders were entered into more than two years prior to this filing and, since both orders have been terminated, the orders will not be performed in whole or in part at or after the filing of this Form S-1.

We respectfully request that the Company not be required to file the memorandum of understanding as an exhibit to the Amended S-1. The FDIC’s Risk Management Manual of Examination Policies describes a memorandum of understanding as “a means of seeking informal corrective administrative action from institutions considered to be of supervisory concern, but which have not deteriorated to the point where they warrant formal administrative action.” The FDIC distinguishes a memorandum of understanding from “… letter agreements, board resolutions passed at the request of the Regional Director, or other forms of bilateral or unilateral agreements.” Due to the non-binding nature of a memorandum of understanding, we believe it would not qualify as a “contract” that must be filed as an exhibit pursuant to Item 601 of Regulation S-K. We believe this is similar analysis that would result in receipt of a memorandum of understanding not being reported as entering into a material definitive agreement on Form 8-K, as a memorandum of understanding does not provide for “obligations that are material to and enforceable against the registrant, or rights that are material to the registrant and enforceable by the registrant against one or more other parties to the agreement, in each case whether or not subject to conditions.”

* * * * *

Securities and Exchange Commission

July 18, 2013

We trust the foregoing is responsive to the staff’s comments. We request that the staff advise the undersigned at (202) 274-2007 or Eric Luse of this office at (202) 274-2002 as soon as possible if it has any further comments.

Respectfully,

/s/ Ned Quint

Ned Quint

Enclosures

cc:	Douglas S. Gordon, President and
Chief Executive Officer
Eric Luse, Esq.